Exhibit 99.1

Pembina Pipeline Corporation to Progress Engineering and Begin Stakeholder Consultation on the Cornerstone Oil Sands Pipeline Project

CALGARY, June 27, 2013 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it has entered into an Engineering Support Agreement ("ESA") for diluent and blended bitumen transportation services associated with enhanced oil recovery developments in northeast Alberta owned by KKD Oil Sands Partnership ("KOSP"). KOSP is a partnership between Statoil Canada Ltd. ("Statoil"), as managing partner, and PTTEP Canada Ltd.

Concurrent with the work under the ESA, Pembina and Statoil will proceed with negotiations to conclude long-term agreements for the construction of and transportation service on a new greenfield pipeline system and associated infrastructure (the "Cornerstone Pipeline"). The Cornerstone Pipeline would transport diluent and blended bitumen between KOSP's upstream developments and the Edmonton area, including diluent connectivity at Pembina's Nexus Terminal ("PNT"). PNT interconnects Pembina's various terminalling infrastructure located in the Edmonton, Redwater and Fort Saskatchewan areas. It provides unparalleled access to the diverse crude oil grades produced in western Canada. In addition, it is connected to condensate grades transported on third-party and Pembina pipeline systems, including imported pipeline supplies. The access and connectivity of PNT provides the broadest array of diluent and diluent services available to Pembina's oil sands customers.

"This marks an important step forward in Pembina's oil sands and heavy oil transportation business," said Bob Michaleski, Pembina's Chief Executive Officer. "We continue to increase our access to diluent sources, both in the Edmonton, Alberta area via our Midstream business and through expansions of our Gas Services assets and Conventional Pipeline systems. This, combined with our ongoing major pipeline system construction experience, puts us in a strong position to support KOSP's oil sands development. The ESA allows us to lay the groundwork for a substantial infrastructure expansion, which, should it proceed, will provide Pembina with an exciting new oil sands platform that will generate long-term shareholder value."

Under the ESA, Pembina and KOSP have jointly agreed to spend up to approximately $35 million to conduct preliminary engineering work and begin associated stakeholder consultation in support of KOSP's transportation needs. At the conclusion of the work contemplated under the ESA, Pembina expects to be in a position to file the necessary applications to proceed with constructing the Cornerstone Pipeline. Subject to reaching commercial agreements, as well as obtaining regulatory and environmental approvals thereafter, Pembina expects the Cornerstone Pipeline could be in-service in mid-2017.

"Our preliminary capital cost estimate to undertake construction of a 320 kilometre 12" diluent and 24" blended bitumen pipeline system is approximately $850 million," said Michael Hantzsch, Vice President, Oil Sands & Heavy Oil. "This size of pipe would allow us to phase-in expansions down the road with incremental capital. We also may consider up-sizing the pipelines to 20" and 30", respectively, should the work conducted under the ESA indicate there are sufficient volumes."

The Cornerstone Pipeline will be connected to KOSP's Cheecham Terminal and Pembina Midstream Limited Partnership ("PMLP"), a subsidiary of the Company, is expected to be a 50-percent shipper on the diluent pipeline alongside KOSP. The shippers on the pipeline system will have exclusive use of the terminal, enabling Pembina to offer additional value-added third-party services, including much needed new sources of condensate and synthetic crude oil diluent for use by area producers, as well as a number of options for blended product. PMLP will be working with regional customers to develop and contract for terminalling services, which will include diluent supply and blended bitumen transportation out of the area.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands and heavy oil and diluent pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "estimate", "expand", "would", "could", "possible" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's business objectives; the planned capacity and routing of the proposed Cornerstone Pipeline; the expected cost of the preliminary engineering work and stakeholder consultation; the anticipated capital cost of the Cornerstone Pipeline; the expected in-service date of the Cornerstone Pipeline; the ability of Pembina to offer and contract for terminalling services at KOSP's Cheecham Terminal; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expectations regarding future demand for transportation services; and expectations regarding supply and demand factors and pricing for oil and natural gas. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for transportation services; future levels of oil and natural gas development; potential revenue and cash flow enhancement; future cash flows; and the ability of the parties to agree on binding commercial arrangements in respect of the Cornerstone Pipeline and terminalling arrangements at KOSP's Cheecham Terminal.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; reduced amounts of cash available for dividends to shareholders; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All financial figures are in Canadian dollars, unless otherwise noted.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Corporate Development & Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com

or

Media Inquiries:
Shawn Davis
Manager, Communications & Public Affairs
(403) 691-7654
e-mail: sdavis@pembina.com

CO: Pembina Pipeline Corporation

CNW 19:34e 27-JUN-13